Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF THE CHAIRMAN OF THE BOARD

Reference is made to two announcements of China Southern Airlines Company Limited (the "Company") dated 5 November 2015 in relation to the inside information and the resolutions of the board of directors of the Company (the "Board") .

On 15 January 2016, the Board received a letter of resignation from Si Xian Min as the Chairman of the Board. Si Xian Min tendered his resignation from the posts of Chairman of the Board, non-executive director of the Company, the member of the Strategic Decision-making Committee under the Board and the chairman of the Nomination Committee under the Board. Si Xian Min confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company. The resignation has not resulted in the number of members of the Board being less than the statutory quorum, and it will take effect from the date of this announcement.

On 5 November 2015, according to the provisions of the Articles of Association of the Company, the Board resolved to authorise the Vice Chairman of the Board to assume the role and duties of the Chairman, to perform his duties in accordance with the provisions of the Company Law, the Articles of Association of the Company and other relevant management rules of the Company. Without affecting the operation of the Board in compliance with the rules and regulations, the Company continues to conduct operations in the usual and ordinary course of its business.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 January 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.